RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

DISTRIBUTION SUMMARY

CLASS	CUSIP	ORIGINAL FACE VALUE	PRINCIPAL BALANCE BEFORE DISTRIBUTION	CURRENT PASS-THROUGH RATE	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	TOTAL DISTRIBUTION	*DEFERRED INTEREST	PRINCIPAL LOSS	ADDITIONAL BALANCE	REMAINING PRINCIPAL BALANCE
A		546,774,000.00	432,490,817.40	4.98250 %	5,790,032.37	1,915,256.76	7,705,289.13	0.00	0.00	0.00	426,700,785.03
A-VFN		0.00	0.00	0.00000 %	0.00	0.00	0.00	0.00	0.00	0.00	0.00
SB		309.30	1,689,098.63	0.00000 %	0.00	0.00	0.00	0.00	1,689,098.63	0.00	0.00
		546,774,309.30	434,179,916.03		5,790,032.37	1,915,256.76	7,705,289.13	0.00	1,689,098.63	0.00	426,700,785.03

DISTRIBUTION FACTOR SUMMARY
AMOUNTS PER $1,000 UNIT

CLASS	PRINCIPAL BALANCE BEFORE DISTRIBUTION	PRINCIPAL DISTRIBUTION	INTEREST DISTRIBUTION	ADDITIONAL BALANCE	TOTAL DISTRIBUTION	DEFERRED INTEREST	PRINCIPAL BALANCE AFTER DISTRIBUTION
A	790.986436	10.589443	3.502831	0.000000	14.092274	0.000000	780.396992

* DEFERRED INTEREST - INCLUDES NON-CASH ALLOCATIONS

DETERMINATION DATE   20-November-2007
PAYMENT DATE   26-November-2007

RESIDENTIAL FUNDING CORPORATION
2255 NORTH ONTARIO STREET, SUITE 400
BURBANK, CA 91504-2130
(818) 260-1400
www.gmacrfc.com/investors/

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

INTEREST DISTRIBUTION SUMMARY

CLASS	RECORD DATE	ACCRUAL DATES	INTEREST ACCRUAL METHODOLOGY	ACCRUED CERTIFICATE INTEREST	PREPAYMENT INTEREST SHORTFALL ALLOCATED	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL ALLOCATED	PRIOR PERIOD SHORTFALLS REPAID	CERTIFICATE INTEREST DISTRIBUTION AMOUNT
A	11/23/2007	10/25/2007-11/25/2007	Actual/360	1,915,453.78	0.00	197.02	0.00	1,915,256.76
A-VFN	10/31/2007	10/01/2007-10/31/2007	30/360	0.00	0.00	0.00	0.00	0.00
SB	10/31/2007	10/01/2007-10/31/2007	30/360	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS				1,915,453.78	0.00	197.02	0.00	1,915,256.76

	PREPAYMENT INTEREST SHORTFALL AMOUNTS					BASIS RISK/NET WAC SHORTFALL AMOUNTS				
CLASS	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID	CURRENT PERIOD	PRIOR PERIOD UNPAID	PRIOR UNPAID ACCRUED INTEREST	TOTAL PAID	REMAINING UNPAID
A	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEAL TOTALS	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

INDEX VALUE USED FOR THE CURRENT DISTRIBUTION :   LIBOR - 1 MONTH   4.87250

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLATERAL SUMMARY

POOL/GROUP	MASTER SERVICER FEE AMOUNT	SUBSERVICER FEE AMOUNT	WEIGHTED AVERAGE GROSS RATE	WEIGHTED AVERAGE NET RATE	WEIGHTED AVERAGE REMAINING AMORTIZATION TERM	WEIGHTED AVERAGE MONTHS TO MATURITY	WEIGHTED AVERAGE REMAINING DRAW MONTHS	PERCENTAGE OF DELINQUENT LOANS	ADDITIONAL DRAW AMOUNTS
POOL -70019	28,945.71	180,909.11	10.11384296 %	8.79735278 %	0.00	260.33	123.65	6.1450478 %	3,691,544.23
DEAL TOTALS	28,945.71	180,909.11						6.1450478 %	3,691,544.23

POOL/GROUP	BEGINNING OF PERIOD COUNT	BEGINNING OF PERIOD AMOUNT	PAYOFFS COUNT	PAYOFFS AMOUNT	REPURCHASES COUNT	REPURCHASES AMOUNT	LIQUIDATIONS COUNT	LIQUIDATIONS AMOUNT	END OF PERIOD COUNT	END OF PERIOD AMOUNT	
POOL (70019)	7,803	434,179,916.03	102	5,355,343.95	0	0.00	38	3,350,486.13	7,681	426,700,785.03	
DEAL TOTALS	7,803	434,179,916.03	102	5,355,343.95	0	0.00	38	3,350,486.13	7,681	426,700,785.03	

DELINQUENCY SUMMARY

POOL/GROUP	CURRENT COUNT	CURRENT AMOUNT	30-59 DAYS COUNT	30-59 DAYS AMOUNT	60-89 DAYS COUNT	60-89 DAYS AMOUNT	90-119 DAYS COUNT	90-119 DAYS AMOUNT	120-149 DAYS COUNT	120-149 DAYS AMOUNT	150-179 DAYS COUNT	150-179 DAYS AMOUNT
POOL (70019)	7,197	392,227,173.72	221	14,230,637.27	99	7,315,983.74	63	4,674,346.38	60	4,415,999.21	40	3,639,461.97
DEAL TOTALS	7,197	392,227,173.72	221	14,230,637.27	99	7,315,983.74	63	4,674,346.38	60	4,415,999.21	40	3,639,461.97

POOL/GROUP	180+ DAYS COUNT	180+ DAYS AMOUNT	FORECLOSURE COUNT	FORECLOSURE AMOUNT	REO LOANS COUNT	REO LOANS AMOUNT	PAID OFF COUNT	PAID OFF AMOUNT	REPURCHASED COUNT	REPURCHASED AMOUNT	LIQUIDATED COUNT	LIQUIDATED AMOUNT
POOL (70019)	0	0.00	1	197,182.74	0	0.00	102	5,355,343.95	0	0.00	38	3,350,486.13
DEAL TOTALS	0	0.00	1	197,182.74	0	0.00	102	5,355,343.95	0	0.00	38	3,350,486.13

Delinquency information appearing on this statement has been derived using the OTS method.

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

COLLECTIONS SUMMARY

		POOL (70019)	DEAL TOTALS
(1)	INTEREST COLLECTIONS	3,352,567.76	3,352,567.76
(2)	PRINCIPAL COLLECTIONS	7,837,539.10	7,837,539.10
(3)	ADDITIONAL BALANCE	3,691,544.23	3,691,544.23
(4)	NET PRINCIPAL COLLECTIONS	4,145,994.87	4,145,994.87
(5)	ADJUSTMENT AMOUNT	0.00	0.00
(6)	INSURED PAYMENT AMOUNT	206,726.50	206,726.50
(7)	TOTAL COLLECTIONS AMOUNT	7,705,289.13	7,705,289.13

ALLOCATION OF PAYMENTS

		POOL (70019)	DEAL TOTALS
(1)	TOTAL COLLECTIONS	7,705,289.13	7,705,289.13
(2)	INTEREST DISTRIBUTION AMOUNT	1,915,256.76	1,915,256.76
(3)	PRINCIPAL COLLECTION DISTRIBUTION AMOUNT	4,352,721.37	4,352,721.37
(4)	LIQUIDATION LOSS DISTRIBUTION AMOUNT	1,437,311.00	1,437,311.00
(5)	CREDIT ENHANCEMENT PREMIUM AMOUNT	0.00	0.00
(6)	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	0.00	0.00
(7)	OVERCOLLATERALIZATION INCREASE AMOUNT	0.00	0.00
(8)	CREDIT ENHANCEMENT - OTHER AMOUNTS OWED	0.00	0.00
(9)	PREPAYMENT INTEREST SHORTFALL	0.00	0.00
(10)	BASIS RISK/NET WAC SHORTFALL	0.00	0.00
(11)	SERVICEMEMBERS CIVIL RELIEF ACT SHORTFALL	0.00	0.00
(12)	REMAINING AMOUNT TO SB CERTIFICATES	0.00	0.00

PREPAYMENT FEE SUMMARY

		POOL (70019)	DEAL TOTALS
(1)	PREPAYMENT FEE COLLECTED	0.00	0.00
(2)	PREPAYMENT FEE PAID TO SB CERTIFICATES	0.00	0.00

```
                              RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
                                     HOME EQUITY LOAN TRUST 2007-HSA1
                              RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
                                       STATEMENT TO CERTIFICATEHOLDERS
```

LIQUIDATION LOSS SUMMARY

CURRENT PERIOD REALIZED LOSSES	DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
(1) LOSS COUNT	33	5	0	38
POOL (70019) (2) BEGINNING AGGREGATE ACTUAL BALANCE	3,117,203.02	233,283.11	0.00	3,350,486.13
(3) REALIZED LOSS AMOUNT	3,117,203.02	215,933.11	0.00	3,333,136.13
(1) LOSS COUNT	33	5	0	38
DEAL TOTAL (2) BEGINNING AGGREGATE ACTUAL BALANCE	3,117,203.02	233,283.11	0.00	3,350,486.13
(3) REALIZED LOSS AMOUNT	3,117,203.02	215,933.11	0.00	3,333,136.13

CUMULATIVE REALIZED LOSSES	DEEMED LIQUIDATIONS	CHARGE-OFFS	BANKRUPTCY	TOTAL LIQUIDATIONS
(1) LOSS COUNT	9	22	0	31
POOL (70019) (2) TOTAL REALIZED LOSS	4,294,574.94	1,412,961.70	0.00	5,707,536.64
(1) LOSS COUNT	9	22	0	31
DEAL TOTAL (2) TOTAL REALIZED LOSS	4,294,574.94	1,412,961.70	0.00	5,707,536.64

SUBSEQUENT RECOVERIES	CURRENT PERIOD	CUMULATIVE
(1) SUBSEQUENT RECOVERIES COUNT	2	4
POOL (70019) (2) SUBSEQUENT PRINCIPAL RECOVERIES	357.40	112,601.27
(3) NET LOSS	3,332,778.73	5,594,935.37
(4) NET LOSS %	0.609535 %	1.023262 %
(1) SUBSEQUENT RECOVERIES COUNT	2	4
DEAL TOTAL (2) SUBSEQUENT PRINCIPAL RECOVERIES	357.40	112,601.27
(3) NET LOSS	3,332,778.73	5,594,935.37
(4) NET LOSS %	0.609535 %	1.023262 %

Note: The amount of Subsequent Recoveries for loans 180 days or more delinquent was 0.00 for this Collection Period.

==

PERFORMANCE TRIGGER SUMMARY

POOL/GROUP	TRIGGER TEST NAME	TRIGGER TEST DESCRIPTION	TRIGGER TEST RESULT
POOL (70019)	Stepdown Date - Clause (x)	Payment Date >= 9/25/2009	Fail
POOL (70019)	Stepdown Date - Clause (y)	Pool Balance < 50% of Cut-Off Balance	Fail
POOL (70019)	Stepdown Date	Later to occur of Clause (x) and Clause (y)	Stepdown Date has not occurred
POOL (70019)	Trigger Event (i)	Agg. Liq. Loss Amt > 2.50% plus 1/6 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (ii)	Agg. Liq. Loss Amt > 3.00% plus 1/12 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (iii)	Agg. Liq. Loss Amt > 3.50% plus 1/12 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (iv)	Agg. Liq. Loss Amt > 4.00% plus 1/12 of 0.50% * Cut-off Date Bal	Trigger not in effect
POOL (70019)	Trigger Event (v)	Agg. Liq. Loss Amt > 4.50% * Cut-off Date Balance	Trigger not in effect
POOL (70019)	Trigger Event (iv)	Rolling Three Month Delinquency Percentage >= 3.50%	Trigger not in effect

==

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

===

OVERCOLLATERALIZATION SUMMARY

	PRIOR REQUIRED OVERCOLLATERALIZATION AMOUNT	BEGINNING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	OVERCOLLATERALIZATION INCREASE AMOUNT	OVERCOLLATERALIZATION REDUCTION AMOUNT	ENDING OVERCOLLATERALIZATION/ UNDERCOLLATERALIZATION AMOUNT	CURRENT REQUIRED OVERCOLLATERALIZATION AMOUNT
	10,388,711.88	1,689,098.63	0.00	0.00	0.00	10,388,711.88
DEAL TOTALS	10,388,711.88	1,689,098.63	0.00	0.00	0.00	10,388,711.88

===

===

CREDIT ENHANCEMENT SUMMARY

POOL/GROUP	CREDIT ENHANCER	CREDIT ENHANCEMENT PREMIUM AMOUNT PAID	CREDIT ENHANCEMENT PREMIUM UNREIMBURSED AMT	CREDIT ENHANCEMENT DRAW AMOUNT	CREDIT ENHANCEMENT REIMBURSEMENT AMOUNT	CREDIT ENHANCEMENT UNREIMBURSED AMOUNT
POOL (70019)	MBIA Insurance Corporation					
		0.00	54,061.00	206,726.50	0.00	206,726.50
DEAL TOTALS		0.00	54,061.00	206,726.50	0.00	206,726.50

===

RESIDENTIAL FUNDING MORTGAGE SECURITIES II, INC.
HOME EQUITY LOAN TRUST 2007-HSA1
RESIDENTIAL FUNDING CORPORATION - MASTER SERVICER
STATEMENT TO CERTIFICATEHOLDERS

REPURCHASE SUMMARY

POOL/GROUP	BREACH OF REPS AND WARRANTIES		OPTIONAL REPURCHASE OF DEFAULTED LOANS		SELLER SERVICER REPURCHASES		TOTAL	
	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT	COUNT	AMOUNT
POOL (70019)	0	0.00	0	0.00	0	0.00	0	0.00
DEAL TOTALS	0	0.00	0	0.00	0	0.00	0	0.00

RAHI Premium: 0.00

MISCELLANEOUS INFORMATION SUMMARY

	CURRENT PERIOD SERVICE MEMBERS CIVIL RELIEF ACT INTEREST SHORTFALL	CURRENT PERIOD LOAN MODIFICATION RATE REDUCTION INTEREST SHORTFALL	CURRENT YEAR LIEN RELEASE LOAN COUNT	CURRENT YEAR LIEN RELEASE LOAN AMOUNT	CUMULATIVE LIEN RELEASE LOAN COUNT	CUMULATIVE LIEN RELEASE LOAN AMOUNT
POOL (70019)	197.02	0.00	0	0.00	0	0.00
DEAL TOTALS	197.02	0.00	0	0.00	0	0.00

	LIEN RELEASE OUTSTANDING PRINCIPAL AMOUNT AS A PERCENTAGE OF POOL BALANCE	CURRENT PERIOD ADVANCES OUTSTANDING	CURRENT PERIOD ADVANCES REIMBURSED		
POOL (70019)	0.00000	0.00	0.00	0	0.00
DEAL TOTALS	0.00000	0.00	0.00	0	0.00

Notes:
The servicer may in its reasonable discretion make advances to pay off a first lien mortgage so that upon the servicer's foreclosure of the second mortgage,
the property will be acquired free and clear of the first lien. When the sale of the acquired property is completed, such advances will be reimbursed from the
sales proceeds.

There were no extensions or waivers to the terms of the Home Loans during the Collection Period.

No Capitalization Workouts to report this month.
•